Mail Stop 7010

      September 29, 2005

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

      Re:	Great Lakes Dredge & Dock Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      Forms 8-K filed February 1, 2005 and April 26, 2005
      File No. 333-64687

Dear Mr. Mackie:

      We have reviewed your response letter dated September 2,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7 - Management`s Discussion and Analysis, page 21

Costs and Expenses, page 22

1. We note your response to comment 2 from our letter dated August 10, 2005. Please provide us with a more detailed explanation as to why fixed equipment costs are not recognized on a time or hours of use basis. Specifically:

- You state that recognizing expenses in proportion to revenue provides better matching of expenses with revenues. Help us understand why this is not the case for annual reporting purposes.
- Tell us how your fourth quarter "true-up" adjustments work. Quantify such adjustments for the past three years.
- It is unclear to us why it is better to use your method because "revenue generated per utilization hour by different types of equipment can vary substantially". It would appear to us that if time or hours of use were utilized this would translate into a more meaningful result such that the margins for different types of equipment would be different, as would be appropriate, because this would match the economics of the project.

We recognize that when bidding a job you estimate the project revenue necessary to cover the underlying costs of the equipment used, including the fixed costs of the equipment. However we fail to understand how the actual costs of the equipment used, including fixed costs, would not be the best method for the purposes of reporting historical results. Please advise.

In order for us to better understand your interim method of depreciation, please also provide us a theoretical example of how fixed equipment costs are recognized in a contract.

Financial Statements for the Year Ended December 31, 2004

Note 16 - Segment Information, page 76

2. We note your response to comment 9 from our letter dated August 10, 2005. We read on page 3 of your Form 10-K that you are the only
US dredging service provider with significant international operations, which averaged 18% of your dredging contract revenues over the past three years. We read on page 29 of your Form 10-K that you incurred similar levels of utilization of your foreign-based fleet in 2004 compared to 2003. Given the importance of your international operations to your business, we believe that providing the disclosures required by paragraph 38(b) of SFAS 131 as of year end will provide your readers with important insight into your business. Please provide this disclosure in future filings.


*	*	*


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
September 29, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE